Exhibit 99.1

2265 Upper Middle Road East, Suite 602

Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Files Preliminary Prospectus Supplement for Proposed Public Offering of Units

Oakville, ON – November 2, 2021 – Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing anti-inflammatory therapies for the treatment of cardiovascular disease (CVD), has today filed a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated August 3, 2021 (the “Base Prospectus”) in connection with a proposed public offering (the “Offering”) of units (the “Units”). Each Unit will consist of one Class A common share of the Company (each, a “Unit Share”) and one-half of one Class A common share purchase warrant of the Company (each, a “Warrant”). The Supplement was also filed with the U.S. Securities Exchange and Commission (the “SEC”), as part of a registration statement on Form-10, as amended, which was declared effective by the SEC on August 4, 2021, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds from the Offering to advance the Company's research and clinical development programs, additional product development, and for general corporate purposes.

Canaccord Genuity and Cantor Fitzgerald (the “Underwriters”) are acting as joint bookrunners in connection with the Offering.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the Unit Shares and the Class A common shares issuable upon exercise of the Warrants on the TSX and Nasdaq and any required approvals of each exchange.

The Supplement and accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Canaccord Genuity LLC, Attn: Syndicate Department, 99 High Street, Suite 1200, Boston, Massachusetts 02110, or by email at prospectus@cgf.com or from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th floor, New York, New York 10022; Email: prospectus@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. is a clinical-stage biotechnology company focused on the research and clinical development of anti-inflammatory therapies for the treatment of CVD.

Cautionary statement regarding forward-looking information:

This news release contains “forward-looking information” under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this news release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the anticipated size and terms of the Offering, and the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this news release due to known and unknown risks and uncertainties affecting the Cardiol, including market conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events or results or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations

+1-289-910-0855

trevor.burns@cardiolrx.com